EXHIBIT 23.1

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM’S CONSENT

We consent to the inclusion in this Amendment No. 6 of the Registration Statement of New Asia Partners China Corporation (a development stage company) on Form S-1 (File No. 333-147741) of our report dated July 7, 2008, which includes an explanatory paragraph as to a substantial doubt about the Company’s ability to continue as a going concern, with respect to our audit of the financial statements of New Asia Partners China Corporation (a development stage company) as of May 31, 2008 and for the period from October 16, 2007 (inception) through May 31, 2008, which report appears in this Prospectus, which is part of this Registration Statement. We also consent to the reference to our firm under the heading “Experts” in such Prospectus.

/s/ Marcum & Kliegman LLP

Marcum & Kliegman LLP
Melville, New York
September 15, 2008